Exhibit 99.4

510 Burrard St, 3rd Floor
Date: April 6, 2017	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: EXETER RESOURCE CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	April 18, 2017
Record Date for Voting (if applicable) :	April 12, 2017
Beneficial Ownership Determination Date :	April 12, 2017
Meeting Date :	May 25, 2017
Meeting Location (if available) :	Exeter Resource Corporation Suite 1660 - 999 West Hastings Street Vancouver, B.C., V6C 2W2

Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	301835104	CA3018351047

Sincerely,

Computershare

Agent for EXETER RESOURCE CORPORATION